United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of McDonald’s Corporation

RE: The case to vote FOR Proposal 9 (“Advisory Vote on Congruency Analysis on Human Rights”) on the 2024 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 9 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of this report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 9, which it sponsors, on the 2024 proxy ballot of McDonald’s Corporation (“McDonald’s” or the “Company”). The Resolved clause for Proposal 9 states:

Shareholders request the Public Policy and Strategy Committee of the Board of Directors to analyze the congruency of the Company’s human rights policy positions with its actions, especially in countries in geopolitical conflicts or under oppressive regimes, as they impact how the Company maintains its reputation, viability and profitability. A report published on the Company’s website, at reasonable cost and omitting proprietary or confidential information, by March 31, 2025, would be most beneficial.

This report is necessary for McDonald’s shareholders because, as Proposal 9 explains, the Company’s actions regarding respect for those rights often do not align with its published policies.

Many multinational corporations conduct business in countries known for consistent and egregious human rights atrocities, with China atop the list.[1] McDonald’s is among those most recognized for such vulnerabilities regarding reputational and economic risks from its heavy dependence on the communist country.

The Evidence

Proposal 9’s “Whereas” section states, in part:

The “Human Rights” statement2 3 and policy4 published by McDonald’s Corporation (“Company”) espouse the following:

•“… over two million individuals who work in McDonald’s franchised restaurants around the world are critical to the System’s success, enabling it to drive long-term value creation …”

•“… we take seriously our responsibility to respect and promote human rights and to act with due diligence to avoid infringing on the human rights of others and addressing any impacts on human rights if they occur.”

•“We commit to reduce the risk of infringing on human rights by identifying, monitoring, and addressing any impacts on human rights to our employees, which we have caused or to which we have contributed.”

1 “2022 Country Reports on Human Rights Practices: China (Includes Hong Kong, Macau, and Tibet),” U.S. State Dept. See https://www.state.gov/reports/2022-country-reports-on-human-rights-practices/china/.

2 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/jobs-inclusion-and-empowerment/human-rights.html

3 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/jobs-inclusion-and-empowerment/talent-and-benefits.html

4 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_Human_Rights_Policy1.pdf

Proposal 9’s “Whereas” section continues as follows:

McDonald’s appears to uphold – or rescind – these principles inconsistently across countries where it conducts business.

For example in China, the Company seeks accelerated growth5 in an environment where many U.S.-based businesses increasingly exercise caution6 due to uninsurable risks.7 In its zeal to grow to 10,000 stores by 2028, McDonald’s must comply with the dictatorial Chinese Communist Party, which controls the government. But the Company is more than just a restaurant operator in the country; McDonald’s is in a minority partnership (48%-52%) with Chinese state-owned CITIC Capital.8 Thus the Company jointly owns its China locations with an entity the U.S. State Department says is responsible for atrocities including genocide, forced sterilization, forced abortions, and torture9 -- especially against the Muslim Uyghurs in Xinjiang province, where McDonald’s operates at least two restaurants.10

Yet upon Russia’s invasion of Ukraine, the Company temporarily closed all its locations in Russia, while promising to continue to pay its 62,000 employees in the country.11 But two months later the Company announced it would exit Russia permanently (representing 9% of revenues), stating in a press release, “The humanitarian crisis caused by the war in Ukraine, and the precipitating unpredictable operating environment, have led McDonald’s to conclude that continued ownership of the business in Russia is no longer tenable, nor is it consistent with McDonald’s values.”12 The abandonment by the Company of its Russian locations came despite no reports of endangerment to its restaurants or workers.

5 https://www.reuters.com/markets/deals/mcdonalds-acquire-carlyles-stake-china-unit-2023-11-20/

6 https://www.wsj.com/finance/stocks/wall-streets-china-dreams-slip-away-f68ac708

7 https://www.wsj.com/articles/your-china-business-may-be-uninsurable-political-risk-coverage-222f15dd

8 https://www.prnewswire.com/news-releases/mcdonalds-to-acquire-carlyles-stake-in-mcdonalds-china-301993539.html

9 https://www.state.gov/reports/2022-country-reports-on-human-rights-practices/china/

10 https://twitter.com/xinjiangchannel/status/1346733542718390272?lang=en

11 https://www.cnbc.com/2022/03/08/mcdonalds-will-temporarily-close-850-restaurants-in-russia-nearly-2-weeks-after-putin-invaded-ukraine.html

12 https://www.cnbc.com/2022/05/16/mcdonalds-says-it-will-sell-its-russia-business-after-previously-pausing-operations-due-to-ukraine-war.html

The examples in the last paragraph demonstrate that while McDonald’s recognizes in its stated policies that it is crucial to project a public image of concern about human rights, in practice, protecting privacy and security of workers and customers depends on the severity of the political consequences.

As we reported in a Notice of Exempt Solicitation in support of our proposal at last year’s annual meeting,[13] reputational risks from doing business with China are relevant to shareholders, especially since the Chinese Communist Party (“CCP”)’s actions frequently conflict with McDonald’s stated values and policies. Additional human rights-related concerns not listed in Proposal 9 include:

•The CCP tracks its citizens using facial recognition14 and monitoring of social media posts.15 They punish citizens using a “social credit” system that can cast out citizens from access to jobs, housing, and travel with no due process.16 They monitor movements and suppress dissent using QR codes.17

•While McDonald’s can’t be blamed for the CCP’s surveillance of consumer devices, it can be held accountable for whether its technology is empowering customers or the CCP.

•According to Fortune and the Associated Press, in July 2023 “the U.S. recommended Americans reconsider traveling to China because of arbitrary law enforcement and exit bans and the risk of wrongful detentions. Commerce Secretary Gina Raimondo has warned Chinese leaders that U.S. businesses might stop investing in their country if they do not address complaints about worsening conditions due to raids on firms, unexplained fines and unpredictable official behavior.”18

•Jose Fernandez, Under Secretary for Economic Growth, Energy, and the Environment, told member companies of the U.S.-China Business Council that commerce with China “brings risks that (U.S.) companies should not ignore.” Such risks include warrantless electronic surveillance, being forced to share corporate and customer data with the Chinese government, and “potential retaliation against companies that comply with U.S. or foreign sanctions.”19

13 See https://www.sec.gov/Archives/edgar/data/63908/000109690623000975/nlpc_px14a6g.htm.

14 https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4?op=1

15 https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

16 https://www.wired.co.uk/article/china-social-credit-system-explained

17 https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html

18 https://fortune.com/2023/12/28/u-s-companies-are-skittish-about-investing-in-china-unless-its-in-fast-food-chains-or-cappuccinos/

19 https://www.state.gov/under-secretary-jose-w-fernandez-keynote-address-for-the-u-s-china-business-councils-gala-2021-the-way-forward/

•The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,20 HNA Group,21 CEFC China Energy,22 and others.

•The Chinese government also has a history of intimidating companies and manipulating them, as in the cases of Apple,23 Marriott,24 Ant Group,25 Alibaba,26 and others. As a company with significant operations in China, Starbucks could also face intimidation from the Chinese government.

None of the above-mentioned concerns, whether broadly or Company-specific, are addressed with any specificity in any of the Company’s existing disclosures.

In its opposition response to Proposal 9 in the proxy statement, the Company contends that “our strong human rights commitments and existing due diligence processes already address the topic raised by this proposal.” McDonald’s states that “our Board and its Committees have oversight of human capital management, including human rights.” In other words, the Company wants shareholders to “trust them” while holding its information close – and avoiding transparency.

Boeing’s board said similar things about how it handles safety, right before a cascade of failures befell the company in recent months.27

Conclusion

Inconsistency and incongruity persist between articulated and published human rights policies and actual practices and operations, and pose substantial risk to McDonald’s Corporation, its customers, employees, shareholders, and society at large.

While the Company insists that existing policies, disclosures and voluntary reports account for these risks, that is not the case. These policies amount to “lip service,” with disclosures and reports vague and failing to address risks regarding human rights, with special implications due to the Company’s significant dependence on the market and supply chain in communist China. Despite its inconsistencies, we agree with the UN Guiding Principles on Business and Human Rights on this point: “Showing involves communication, providing a measure of transparency

20 https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076

21 https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html

22 https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg

23 https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china

24 https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746

25 https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292

26 https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/

27 https://www.sec.gov/Archives/edgar/data/12927/000119312524088568/d550077ddef14a.htm and accountability to individuals or groups who may be impacted and to other relevant stakeholders, including investors.”28

We believe this is a reasonable standard for McDonald’s to follow. For these reasons, we urge our fellow shareholders to vote FOR Proposal 9 on McDonald’s 2024 Proxy Statement and voting card.

Photo credits:

Page 2 – Chinese Communist Party Chairmn Xi Jinping/UN Geneva, Creative Commons

Page 4 – McDonald’s in Shanghai/LuisGosalbez, Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding McDonald’s Corporation – Proposal 9 – the Shareholder Proposal Requesting a “Advisory Vote on Congruency Analysis on Human Rights” report, submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.

28 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.